Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Mellon Financial Corporation (parent corporation) (a)

	Quarter ended			Six months ended
(dollar amounts in millions)	June 30, 2002	March 31, 2002	June 30, 2001	June 30, 2002	June 30, 2001

Income before income taxes and equity in undistributed net income (loss) of subsidiaries	$375	$145	$250	$520	$371
Fixed charges: interest expense and amortization of debt issuance costs	52	47	61	99	122

Total earnings (as defined)	$427	$192	$311	$619	493

Ratio of earnings (as defined) to fixed charges	8.31	4.07	5.12	6.28	4.06

(a)
The parent Corporation ratios include the accounts of Mellon Financial Corporation (the “Corporation”) and Mellon Funding Corporation, a wholly owned subsidiary of the Corporation that functions as a financing entity for the Corporation and its subsidiaries by issuing commercial paper and other debt guaranteed by the Corporation, and Mellon Capital I and Mellon Capital II, special-purpose business trusts formed by the Corporation, that exist solely to issue capital securities. Because these ratios exclude from earnings the equity in undistributed net income (loss) of subsidiaries, these ratios vary with the payment of dividends by such subsidiaries.